

December 11, 2012

Via E-mail
Kyu-Ho Park
Chief Financial Officer
Korea Electric Power Corporation
167 Samseong-Dong
Gangum-Gu
Seoul 135-791, Korea

> **Re:** **Korea Electric Power Corporation**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-13372**

Dear Mr. Park:

We have reviewed your response dated November 9, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 18. Financial Statements

Note 2. Significant Accounting Policies, page F-14

(6) Revenue Recognition, page F-18

1. We note your response to the first subpart of the second bullet point of comment 1 in our letter dated September 27, 2012. You state that the Ministry of Knowledge Economy ("MKE") has the authority to temporarily suspend the fuel cost pass-through adjustment ("FCPTA") system in case of emergency. We note that on July 29, 2011 you received a hold-order to delay billing and collections. Please clarify whether the July 29, 2011 instructions from the MKE were to only suspend billing and collections of the FCPTA or

whether the July 29, 2011 instructions were to suspend the implementation of the entire FCPTA system. Furthermore, please tell us what type of fuel the FCPTA relates to.

2. Your response to the third subpart of the second bullet point of comment 1 in our letter dated September 27, 2012 states in part, "Furthermore, on July 24, 2012, the MKE reported to the National Assembly that it intends and is currently seeking ways to normalize the operation of the FCPTA system, including by way of lifting the hold-order." Please define normalize and describe the means by which the MKE is seeking to normalize the operation of the FCPTA system other than lifting the hold-order, and provide your analysis of the likelihood that any of those other options will occur.

3. Your response to the first subpart of the third bullet point of comment 1 in our letter dated September 27, 2012 indicates that KOGAS has a fuel cost adjustment system similar to yours and KOGAS has been subject to hold-orders similar to yours in the past. Please provide more information regarding KOGAS's experience with hold-orders. Specifically:

   - For each of KOGAS's hold-orders that resulted in recording accounts receivable similar to your case, please tell us how long each hold-order was in effect before being lifted.

   - Also, if known, tell us whether KOGAS was able bill the entire accounts receivable amount deferred and whether KOGAS was able to collect on those receivables.

   - Please tell us whether KOGAS is currently subject to a hold-order for its fuel cost pass through adjustment. If not, please better explain why you believe that KOGAS's experience with hold-orders would be predictive of your own experience given the differences in each business.

   - You state that, "With limited exceptions, [KOGAS's] hold-orders have been temporary and KOGAS has been allowed from time to time to invoice and collect from customers." Please describe in detail the limited exceptions where KOGAS's hold-orders were not temporary and/or where KOGAS was not allowed to invoice and collect from customers.

4. We have reviewed your response the first subpart of the third bullet point of comment 1 in our letter dated September 27, 2012. Please further describe how you meet the criteria of paragraph 14(d) of IAS 18 with respect to revenue recognition. Specifically, it appears from your response to comment 2 that you expect future fuel prices to remain stable, which we assume means within a range of current prices, and you have acknowledged that if fuel costs continue to stay at or exceed higher levels it is less likely that the hold-order will be lifted such that you would collect 100% of the receivable. Therefore, it remains unclear to us why you believe it is *probable* that the government will permit you to collect the fuel cost pass through adjustment retroactive to July 2011. In this regard, to

the extent performed, please provide us with anticipated economic scenarios that would result in the pass through to customers of the fuel cost adjustment and specify the period over which such amount, including carrying charges, will be collected based on each scenario projected. Additionally, please list each time since July 2011 that you have submitted a request to the government to bill and collect these FCPTA amounts and describe in reasonable detail what information the government conveyed, formally or informally, to you when it denied your request to collect these FCPTA amounts. Please also tell us whether the government gave you any indication as to when it would be likely to approve the collection of such amounts or what conditions would need to exist prior to its approval of the collection of such amounts.

5. We note your response to the second subpart of the third bullet point of comment 1 in our letter dated September 27, 2012. Please tell us how the carrying charges will be classified in the income statement and your basis in IFRS for such accounting. Additionally, if true, please confirm that interest will continue to accrue until such amounts are billed.

6. Your response to the last bullet point of comment 1 in our letter dated September 27, 2012 indicates that the FCPTA "amount uncollected in a given financial year due to the hold-order [must] be settled in the following financial year." Please explain in more detail how such uncollected amounts are "settled" in the following financial year. As part of your response, please clarify whether there is any limit on either the time period during which the FCPTA may accumulate in your accounts receivable or the amount in Won of FCPTA that may accumulate in your accounts receivable prior to the government approving collection of such amounts from your customers.

7. The last sentence in the first paragraph of your response to the last bullet point of comment 1 in our letter dated September 27, 2012 states "To date, the government has not indicated any objection to any such request made by us or otherwise indicated that it will prevent us from billing and collecting all or a portion of these amounts from the customers upon the lifting of the hold-order." Please elaborate on why you have referred to the possibility of only billing and collecting "…a portion of these amounts." In this regard, your response appears to suggest that you may not be able to bill and collect the entire amount of accounts receivable accrued, which appears inconsistent with other statements in your response to our prior comments in which you assert that billing and collection of the entire amount currently recorded in your accounts receivable is probable.

(14) Property, Plant and Equipment, page F-24

8. We note your response to the second bullet point in comment 2 of our letter dated September 27, 2012. We also note, based on your segment disclosure, that you have two reportable segments for your electric power generation: nuclear and non-nuclear. Please clarify whether you have grouped all of your nuclear generation facilities into a single

cash generating unit (CGU) and grouped all of your non-nuclear generation facilities into another CGU. If so, please tell us why these two CGUs represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In this regard, please tell us why each power plant or facility is not a separate CGU. Alternatively, if each electricity generation segment is comprised of multiple CGUs, please better explain to us the levels at which assets are grouped to comprise each CGU.

9. Your response to the second bullet point in comment 2 of our letter dated September 27, 2012 indicates that you did not detect any indicators of impairment for your CGUs relating to electricity generation and therefore did not conduct an impairment test for such units. We have the following additional comments:

- Please describe in more detail how you determined there were no indicators of impairment for your electricity generation CGUs, including clarifying whether you considered any factors other than segmental operating income or loss.

- For each of the electricity generation segments, we note that the majority of revenues are generated from intercompany sales rather than from external customers. Please provide us with more information on your internal transfer pricing between segments, including how prices are determined, the basis for those prices, and how those prices affect each segment's operating income or loss. Additionally, please explain to us how you considered the impacts of transfer pricing when determining that there were no indicators of impairment for your electricity generation CGUs.

10. We note your response to the second bullet point in comment 2 of our letter dated September 27, 2012 regarding your estimated future revenues from the sale of electricity for purposes of your impairment test. We note that you assumed future electricity tariff rates would increase by 4.5% in 2012 and 3% in 2013. Please tell us whether this increase includes the fuel cost pass through adjustment tariff passed on July 1, 2011 for which a billing and collections hold-order was placed on July 29, 2011. Additionally, for our information, please provide us with the general trend of prices in Korea for the past 5 years.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief